Vf 3-28-02

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02019515

ATES
NGE COMMISSION
.C. 20549

RECEIVED MAR 20 2002 354 WASH. D.C. SECTION

SEC FILE NUMBER
~~8-50625~~

8-50124

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Symmetry Partners, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13 Chestnut Street

(No. and Street)

Boston (City) MA (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. McGillian (617) 227-8116

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Fischer & Company, P.A.

(Name — *if individual, state last, first, middle name*)

65 Madison Avenue, P.O. Box 2138 (Address) Morristown (City) New Jersey (State) 07962-2138 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Vf 4-4-02

OATH OR AFFIRMATION

I, John P. McGillian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Symmetry Partners, L.L.C., as of December, 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ROBERT HARRISON
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires August 2, 2003

Notary Public

Signature

PRES.

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SYMMETRY PARTNERS, L.L.C.
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

Contents

O. DAVID FISCHER, CPA
SPENCER V. WISSINGER, CPA
ROBERT E. HARRISON, CPA
LAWRENCE GOTFRIED, CPA
THOMAS R. VREELAND, CPA

DAVID FISCHER & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
65 MADISON AVENUE P.O. BOX 2138 MORRISTOWN, NEW JERSEY 07962-2138
TEL: 973.267.1414 FAX: 973.326.9157 EMAIL: DF-CO@IX.NETCOM.COM

INDEPENDENT AUDITORS' REPORT

To the Member
Symmetry Partners, L.L.C.
New York, New York

We have audited the accompanying statement of financial condition of Symmetry Partners, L.L.C. as of December 31, 2001 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Symmetry Partners, L.L.C.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Symmetry Partners, L.L.C. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of supplemental analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Fischer & Company, P.A.

Morristown, New Jersey
March 15, 2002

SYMMETRY PARTNERS, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Assets

Cash (note 2)	$	221,071
Management and incentive fees receivable (note 2)		371,218
Prepaid expenses		2,954
Prepaid asset from Caxton Corporation (note 3)		67,739
Equipment and furniture, at cost, net of accumulated depreciation of $11,817 (notes 2 and 4)		42,027
Goodwill, net of accumulated amortization of $65,760 (notes 2, 3 and 8)		147,956
Total assets (note 3)	$	852,965

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses to non-customers	$	9,116
Due to Brookfield Associates, L.L.C. (note 3)		73,662
Due to managing member		844
Total liabilities		83,622
Commitments (notes 3, 5, 7 and 8)		
Member's equity (note 5)		769,343
Total liabilities and member's equity (note 3)	$	852,965

The accompanying notes are an integral part of the financial statement.

SYMMETRY PARTNERS, L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Management and incentive fee income (note 6)	$ 980,576
Expenses (notes 4 and 7)	
Salaries, payroll taxes, and benefits	1,070,204
Occupancy expense	35,132
Professional fees	39,675
Telephone and internet expense	8,974
Insurance	4,425
Office supplies and expense	8,692
Travel and entertainment	53,900
Dues, subscriptions and seminars	5,500
Depreciation expense	8,744
Amortization of goodwill (notes 2, 3 and 8)	65,760
Registration fees and assessments	2,730
Total expenses	1,303,736
Loss from operations	(323,160)
Other income	
Interest income	15,628
Gain on disposal of fixed assets	20,925
Total other income	36,553
Net loss	$ (286,607)

The accompanying notes are an integral part of the financial statement.

SYMMETRY PARTNERS, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Member's equity – January 1, 2001	$	726,226
Member's contribution		329,724
Net loss		(286,607)
Member's equity – December 31, 2001	$	769,343

The accompanying notes are an integral part of the financial statement.

SYMMETRY PARTNERS, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net loss	$ (286,607)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization of goodwill	65,760
Depreciation expense	8,744
Gain on disposal of fixed assets	(20,925)
Changes in operating assets and liabilities:	
Management and incentive fees receivable	(156,115)
Security deposits	41,237
Prepaid expenses	2,793
Prepaid asset from Caxton Corporation	(67,739)
Accounts payable and accrued expenses to non-customers	(10,354)
Due to Brookfield Associates, L.L.C.	73,662
Due to managing member	844
Total adjustments to net loss	(62,093)
Net cash used in operating activities	(348,700)
Cash flows from investing activity:	
Purchase of equipment	(45,922)
Proceeds from disposal of fixed assets	20,925
Additional purchase price	(285,432)
Net cash used in investing activities	(310,429)
Cash flows from financing activities:	
Capital contribution from member	329,724
Net cash provided by financing activity	329,724
Net decrease in cash	(329,405)
Cash - beginning	550,476
Cash - ending	$ 221,071

The accompanying notes are an integral part of the financial statement.

SYMMETRY PARTNERS, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. Organization and Nature of Operations

Symmetry Partners, L.L.C. ("Symmetry"), a limited liability company, whose 100% member is McGillian and Company, a related party, was formed on April 1, 1999 in the state of Delaware. Symmetry is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Symmetry provides marketing services for investment managers and financial institutions and assistance in maintaining client relations. Symmetry receives, as revenue, a portion of the investment advisory fees received by the managers and institutions.

Symmetry does not carry security accounts for customers, execute trades, or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of the Securities and Exchange Commission rule 15c3-3.

2. Summary of Significant Accounting Policies

a. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

b. Management and Incentive Fees Receivable

Management believes that all unbilled management and incentive fees receivable as of December 31, 2001 are fully collectible. Therefore, no allowance for doubtful accounts was recorded.

c. Equipment and Furniture

Equipment and furniture are recorded at cost. Depreciation is computed on an accelerated basis, which approximates the straight-line basis, over the estimated useful life of the related asset.

d. Goodwill

Goodwill is the excess of cost over acquired net assets and is being amortized to expense on a straight-line basis over a period of thirty-nine (39) months (January 1, 2001 through April 1, 2004).

e. Management and Incentive Fee Income

Management fee income is based on a pro-rata share of a fund's value and incentive fees are earned based upon the annual performance of the specific fund.

f. Income Taxes

Symmetry is a limited liability company. Accordingly, the accompanying financial statements do not include a provision for Federal or state income taxes. Taxes, if any, are the responsibility of the sole member.

2. Summary of Significant Accounting Policies (Continued)

g. Concentration of Credit Risk

Symmetry places its cash in a money market fund managed at a national brokerage firm. Symmetry has not experienced any losses in such accounts and it believes it is not exposed to any significant credit risk on cash.

As of December 31, 2001, three (3) fund managers accounted for approximately 90% of management and incentive fees receivable.

3. Formation of Symmetry

On April 1, 1999, Symmetry acquired the assets and assumed the liabilities of Caxton Symmetry, L.L.C. ("Caxton Symmetry"), a predecessor company, for $101,288. The acquisition, recorded under the purchase method of accounting, resulted in an excess of assets acquired over the consideration paid by $227,222. As a result, the value of all non-cash, non-current assets were reduced to zero and the remainder of $110,332 was classified as a deferred credit.

Under the terms of the April 1, 1999 Acquisition Agreement ("Agreement") with the two (2) former members of Caxton Symmetry, Caxton Corporation ("Caxton") and Brookfield Associates, L.L.C. ("Brookfield"), Symmetry is required to pay to Caxton and Brookfield fifty percent (50%) and twenty-five percent (25%), respectively, of fees or other remuneration received from certain persons or entities in excess of $600,000 in any calendar year as additional consideration for the assets acquired from them by Symmetry. Caxton is entitled to receive up to $700,000, reduced by certain amounts received from or credited by two (2) entities and Brookfield is entitled to receive up to $175,000, reduced by amounts received from or credited by one (1) entity. Any amounts paid are considered as an adjustment to the purchase price.

During 2001, Caxton was paid or credited for $258,027 of additional purchase price of which $67,739 was recorded as a prepaid asset as of December 31, 2001 since it was in excess of amounts required to be paid in 2001 under the Agreement. Brookfield should have received $95,144 in 2001 of additional purchase price but was only paid or credited $21,482. As a result, Symmetry owes Brookfield $73,662 as of December 31, 2001.

As of December 31, 2001, Symmetry is now contingently liable for $509,712 to Caxton and $79,856 to Brookfield.

The following summarizes the 2001 adjustments to purchase price:

Deferred credit at December 31, 2000	$	(71,716)
Additional 2001 purchase price		285,432
		213,716
Less, amortization of goodwill		(65,760)
Goodwill, net at December 31 ,2001	$	147,956

4. **Equipment and Furniture**

Computer equipment, with an estimated useful life of 5 years, and office furniture, with an estimated useful life of 7 years, is summarized as follows:

	2001
Computer equipment	$ 14,226
Office furniture	39,618
	53,844
Less, accumulated depreciation	(11,817)
	$ 42,027

Depreciation expense charged to operations amounted to $8,744 for 2001.

5. **Net Capital Requirements**

Symmetry is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2001, Symmetry had net capital of $128,028, which was $122,450 in excess of its required minimum net capital of $5,578. Symmetry's net capital ratio was .653 to 1.

6. **Major Customers**

In 2001, Symmetry received revenues from fifteen (15) fund managers and three (3) of those fund managers accounted for 89% of total revenues.

7. **Operating Lease**

Symmetry leases office space on a month to month basis from its sole member at $2,500 per month. It also pays 50% of utility costs. Through August 2001, Symmetry also leased office space in New York City. This lease was terminated and a $6,357 termination fee was paid.

Rent expense, grouped with occupancy expense in the statement of operations, amounted to $105,868 during 2001. Symmetry received rental income of $81,553 during 2001 under a sublease of its New York City office which is offset against rent expense.

8. **New Accounting Pronouncement**

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 requires that an entity no longer amortize goodwill and other intangible assets and, instead, requires an entity to test goodwill and the other intangible assets for impairment on annual basis by comparing the fair market value to its recorded amount.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Pursuant to SFAS No. 142, Symmetry is required to adopt SFAS No. 142 effective January 1, 2002. Management has not yet determined the impact of SFAS No. 142 on Symmetry's financial statements.

SYMMETRY PARTNERS, L.L.C.
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE ACT OF 1934

SYMMETRY PARTNERS, L.L.C.
SUPPLEMENTAL INFORMATION - SCHEDULE I
DECEMBER 31, 2001

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934:

Total member's equity:	$	769,343
Deductions and/or charges:		
Non-allowable assets:		
Management and incentive fees receivable		(371,218)
Prepaid expenses		(2,954)
Prepaid asset from Caxton Corporation		(67,739)
Equipment and furniture, at cost, net of accumulated depreciation		(42,027)
Goodwill, net of accumulated amortization		(147,956)
Sub-total of deductions and/or charges		(631,894)
Haircut on proprietary positions and commitments:		
(2%) haircut of cash in money market funds		(4,421)
Sub-total of haircut on proprietary positions and commitments		(4,421)
Other deductions or charges:		
Excess fidelity bond		(5,000)
Sub-total of other deductions or charges		(5,000)
Net Capital	$	128,028
Aggregate Indebtedness		
Due to Brookfield Associates, L.L.C.	$	73,662
Due to managing member		844
Accounts payable and accrued expenses to non-customers		9,116
Total aggregate indebtedness	$	83,622
Computation of Basic Net Capital Requirement:		
Minimum net capital required (.0667 of aggregate indebtedness)	$	5,578
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)		5,578
Excess net capital	$	122,450
Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness)	$	119,666
Percentage of aggregate indebtedness to net capital		65.32%
Ratio: aggregate indebtedness to net capital		.653 to 1

SYMMETRY PARTNERS, L.L.C.
SUPPLEMENTAL INFORMATION - SCHEDULE I
DECEMBER 31, 2001

There are no material differences between the computation of net capital computed on Schedule 1 and as reported by Symmetry Partners, L.L.C. in part II-A of its revised Focus Report as of December 31, 2001.

SYMMETRY PARTNERS, L.L.C.
SUPPLEMENTAL INFORMATION - SCHEDULE II
DECEMBER 31, 2001

Statement of non-allowable assets:

Management and incentive fees receivable	$	371,218
Prepaid expenses		2,954
Prepaid asset from Caxton Corporation		67,739
Equipment and furniture, at cost, net of accumulated depreciation		42,027
Goodwill, net of accumulated amortization		147,956
	$	631,894

O. DAVID FISCHER, CPA
SPENCER V. WISSINGER, CPA
ROBERT E. HARRISON, CPA
LAWRENCE GOTFRIED, CPA
THOMAS R. VREELAND, CPA

DAVID FISCHER & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
65 MADISON AVENUE P.O. BOX 2138 MORRISTOWN, NEW JERSEY 07962-2138
TEL: 973.267.1414 FAX: 973.326.9157 EMAIL: DF-CO@IX.NETCOM.COM

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Symmetry Partners, L.L.C.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Symmetry Partners, L.L.C. for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Symmetry Partners, L.L.C. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Entity does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Entity in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of the Entity is responsible for establishing and maintaining an internal accounting control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Entity has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3
(CONTINUED)

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Entity's practices and procedures were adequate as of December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management and the Securities and Exchange Commission, National Association of Securities Dealer, Inc. and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than those specified parties.

David Fischer & Company, P.A.

Morristown, New Jersey
March 15, 2002

SYMMETRY PARTNERS, L.L.C.
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001